Exhibit 12(i)
Qimonda AG and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio amounts)

						Three Months
						Ended
	For the years ended September 30,					December 31,
	2003	2004	2005	2006	2007	2007

Earnings (losses) before fixed charges
Pre-tax income (loss) before adjustment for minority interests or income or loss from equity investees	€(53)	€131	€57	€114	€(350)	€(589)
Total fixed charges	66	63	18	53	32	11
Share of income (loss) of majority-owned subsidiaries, whether or not consolidated	11	17	2	(6)	(6)	(2)
Share of income (loss) of 50% owned entities	22	(16)	45	80	117	2
Amortization of capitalized interest	—	—	1	2	2	—
Less: Interest capitalized	—	(9)	(7)	—	—	—

Total earnings (losses) before fixed charges	€46	€186	€116	€243	€(205)	€(578)

Fixed charges
Interest expensed	€59	€47	€7	€48	€25	€9
Interest capitalized	—	9	7	—	—	—
Estimate of the interest within rental expense	7	7	4	5	7	2

Total fixed charges	€66	€63	€18	€53	€32	€11

Ratio of earnings to fixed charges	0.70	2.95	6.44	4.58	(6.41)	(52.55)

Deficiency of earnings available to cover fixed charges	€(20)	€—	€—	€—	€(237)	€(589)
	$(23)	$—	$—	$—	$(337)	$(860)

currency rate high noon Fed. Reserve bank	1.165	1.2417	1.2058	1.2687	1.4219	1.4603